Pantheon China Acquisition Corp. II
10-102 #9 Jianwai Ave.
Beijing, China

October 15, 2010

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Pantheon China Acquisition Corp. II
Form 20-F filed August 5, 2010
Amendment filed September 15, 2010
File No. 000-54067

Dear Ms. Crotty:

By letter dated September 27, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Pantheon China Acquisition Corp II (“Pantheon” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s amended registration statement (the “Registration Statement”) on Form 20-F filed on August 5, 2010 and amended on September 15, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Risk Factors, page 6

We may not have the necessary capital to pay the advisors required for us to identify a potential acquisition partner and consummate a business combination, in which case our Company will not be able to execute our business plan, page 7

1.
We note the following statement at the end of the paragraph following the above listed risk factor on page 7:  “If such advisors refuse to provide services, or continue to provide services, or accept later payment of their fees, then we will not have the resources to implement our business plan.”  Please explain why the fact that your advisors may continue to provide services or accept later payment of their fees will ensure that you will not have the resources to implement your business plan.

RESPONSE:

We have clarified the sentence by amending it to read “If such advisors refuse to (i) provide services, (ii) continue to provide services or (iii) accept later payment of their fees, then we will not have the resources to implement our business plan.”

Item 5.  Operating and Financial Review and Prospects, page 14

A.  Operating Results, page 14

2.
We note your response to our prior comment 19.  Please further revise your disclosure to quantify the amount of money in your treasury as of the most recent practicable date available for investigating and analyzing business combinations for the next 12 months as requested by our prior comment.

RESPONSE:

We have revised the Registration Statement to include the amount in treasury.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Jennifer J. Weng
Jennifer J. Weng
President